UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[x] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

                                     FORM 4

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

(Print or Type Responses)

1.     Name and Address of Reporting Person*

       Elliott International, L.P.
       c/o HSBC Financial Services (Cayman) Limited
       P.O. Box 1109, Mary Street
       Grand Cayman, Cayman Islands, British West Indies

2.     Issuer Name and Ticker or Trading Symbol

       BayCorp Holdings, Ltd. (MWH)

3.     IRS or Social Security Number of Reporting Person (Voluntary)

4.     Statement for Month/Day/Year

       3/25/2003

5.     If Amendment, Date of Original (Month/Day/Year)

6.     Relationship of Reporting Person(s) to Issuer (Check all applicable)

       [ ] Director
       [ ] Officer (give title below)
       [x] 10% Owner
       [ ] Other (specify below)

7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by One Reporting Person
       [ ] Form filed by More than One Reporting Person




*If the form is filed by more than one reporting person, see
 Instruction 4(b)(v).

Table I - Non-Derivative Securities Acquired,  Disposed of, or Beneficially
          Owned

1.     Title of Security (Instr. 3)

             Common Stock

2.     Transaction Date (Month/Day/Year)

             3/25/03

2A.    Deemed Execution Date, if any (Month/Day/Year)

             N/A

3.     Transaction Code (Inst. 8)

             S

4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

             Amount

                 31,403

             (A) or (D)

                 D

             Price

                 $12.67

5.     Amount of Securities Beneficially Owned Following Reported Transaction(s)

             0 (1)

6.     Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

             D

7.     Nature of Indirect Beneficial Ownership (Instr. 4)

             N/A

Reminder:   Report  on  a  separate  line  for  each  class  of  securities beneficially owned directly or indirectly.

-----------------
(1) The number of shares reported in this Form 4 reflect the number of shares beneficially owned by the Reporting Person. The Form 4s filed by the Reporting Person since March 20, 2003 had reflected an approximation of the shares it owned based on the Issuer's press release dated March 19, 2003, in which the Issuer announced that pursuant to its self tender offer, it had accepted for purchase only 94.2% of the aggregate shares tendered. The exact number of shares actually accepted for purchase by the Issuer pursuant to such tender offer have been accounted for in this Form 4. (Page 2 of 4)

Table II - Derivative  Securities  Acquired,  Disposed of, or  Beneficially
           Owned (e.g., puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 3)



2.     Conversion or Exercisable Price of Derivative Security



3.     Transaction Date (Month/Day/Year)



3A.    Deemed Execution Date, if any (Month/Day/Year)



4.     Transaction Code (Instr. 8)

             Code



5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

             (A)



             (D)


6.     Date Exercisable and Expiration Date (Month/Day/Year)

             Date Exercisable:



             Expiration Date:



7.     Title and Amount of Underlying Securities (Instr. 3 and 4)

             Title:



             Amount or Number of Shares:

8.     Price of Derivative Security (Inst. 5)



9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)



10.    Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
       (Instr. 4)



11.    Nature of Indirect Beneficial Ownership (Instr. 4)




Explanation of Responses:




**Intentional   misstatement  or  omissions  of  facts  constitute  Federal
Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

       Date: March 26, 2003

                 ELLIOTT INTERNATIONAL, L.P.
                 By: Elliott International Capital Advisors Inc.,
                           as Attorney-in-Fact


                        By: /s/ Elliot Greenberg
                            ---------------------
                               Elliot Greenberg
                              Vice President

                 **Signature of Reporting Person